

December 20, 2013

<u>Via E-mail</u>
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

>   **Re: The Royal Bank of Scotland Group plc**
>   **Form 20-F for Fiscal Year Ended December 31, 2012**
>   **Filed March 27, 2013**
>   **Response dated October 25, 2013**
>   **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for the fiscal year ended December 31, 2012</u>

<u>Business Review</u>
<u>Risk and balance sheet management, page 66</u>
<u>Retail forbearance, page 135</u>

1. We note your response to prior comment 1 in our letter dated September 10, 2013. Please tell us and expand your accounting policies and related disclosures beginning with your 2013 Form 20-F to include clarifying information that addresses the following items related to your retail loans in forbearance:

   - Quantify the types of retail forbearance activities that have resulted in a reduction of contractually required cash flows, such as interest rate reductions or principal forgiveness. For example, consider expanding your tabular disclosure on page 136 to clearly indicate which categories, and the amount within each category, resulted in the borrower receiving a reduction in contractually required cash flows.

- Disclose your re-aging policies for each loan category. To the extent your policy varies between your loan portfolios (e.g., Ulster Bank, UK Retail, etc.) and/or based on loan status or classification (e.g., performing, non-performing, impaired, REIL, etc.) at the time of forbearance, please specifically state that fact and clearly describe your re-aging policy for each fact pattern.

- Clarify your policy for both including loans in the REIL categorization and for removing loans from the REIL categorization. To the extent your policy varies between your loan portfolios (e.g., Ulster Bank, UK Retail, etc.) and/or based on loan status or classification (e.g., performing, non-performing, impaired, etc.) at the time of forbearance, please specifically state that fact and clearly describe your policy for each fact pattern.

- Clarify which loans in forbearance are evaluated under your latent loss provision methodology and which loans are evaluated under either a collective or individually assessed provision methodology. To the extent that this methodology further varies based on loans status or classification (e.g., performing, non-performing, impaired, REIL, reduction of contractual cash flows given, etc.), please specifically state that fact, and clearly describe your provision methodology for each fact pattern.

- On a related note, specifically describe your provisioning methodology used for loans granted forbearance that resulted in a reduction of future contractual cash flows to a performing Ulster Bank loan customer, including whether you record both a collective/individual allowance for the reduction in future contractual cash flows granted as part of the forbearance (similar to a "charge-off"), as well as a latent loss provision.

- Confirm in your response that you are reviewing the accounting treatment for all of your forbearance arrangements in light of the European Banking Authority's (EBA) guidance issued in October 2013, and confirm that you will provide disclosure clarifying any policy changes you make in response to your review.

You may contact Brittany Burris, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief